                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, DC 20549

                                                              SCHEDULE TO

                                       Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                                                of the Securities Exchange Act of 1934

                                                           (Final Amendment)

                                                 OFI Tremont Market Neutral Hedge Fund
                                                           (Name of Issuer)

                                                 OFI Tremont Market Neutral Hedge Fund
                                                 (Name of Person(s) Filing Statement)

                                                     Shares of Beneficial Interest
                                                    (Title of Class of Securities)

                                                               67084L101
                                                 (CUSIP Number of Class of Securities)

                                                        Lisa I. Bloomberg, Esq.
                                                      Two World Financial Center
                                                    225 Liberty Street, 11th Floor
                                                     New York, New York 10281-1008
                                                            (212) 323-0560
                                  (Name, Address and Telephone Number of Person Authorized to Receive
                                Notices and Communications on Behalf of the Person(s) Filing Statement)

                                                       CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
Transaction Valuation: $18,325,226.65(a)                  Amount of Filing Fee: $2,156.88(b)
--------------------------------------------------------------------------------------------------------------------

     (a)  Calculated as the aggregate  maximum  purchase  price for  twenty-five percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of February 28, 2006.

(b)  Calculated at 0.00011770% of the Transaction Valuation.

[x]  Check the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,156.88
Form or Registration No.:  005-79313
Filing Party:  OFI Tremont Market Neutral Hedge Fund
Date Filed:  April 27, 2006

[  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.
[ x]     issuer tender offer subject to Rule 13e-4.
[  ]     going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: [x]

     This Final  Amendment  relates  to the Issuer  Tender  Offer  Statement  on
Schedule TO (the "Statement")  originally filed on April 27, 2006 by OFI Tremont
Market Neutral Hedge Fund (the "Fund") in connection with an offer (the "Offer")
by the Fund to purchase  $18,325,226.65  of interests in the Fund  ("Shares") on the terms and subject to the conditions set forth in the Repurchase Offer Notice and the related Cover Letter to Repurchase Offer.  Copies of the Cover Letter to
Repurchase  Offer and Repurchase  Offer Notice were previously filed as Exhibits
(a)(1)(i) and (a)(1) (ii), respectively, to the Statement.

     This is the Final  Amendment to the  Statement and is being filed to report the results of the Offer.  Capitalized  terms not otherwise defined herein shall have the meanings ascribed to them in the Repurchase Offer Notice.

         The following information is furnished pursuant to Rule 13e-4(c)4:

     1. The Offer expired at 12:00 midnight, New York time, on May 31, 2006.

     2. $0 (none) in Shares were tendered prior to the expiration of the Offer.

                                                               SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                                     OFI Tremont Market Neutral Hedge Fund

                                                              /s/ Lisa I. Bloomberg
                                                     By:______________________________________
                                                              Name: Lisa I. Bloomberg
                                                              Title:   Assistant Secretary

Date:  August 14, 2006